August 1, 2024

Robert E. Hoffman
Chief Executive Officer
Kintara Therapeutics, Inc.
9920 Pacific Heights Blvd, Suite 150
San Diego, CA 92121

       Re: Kintara Therapeutics, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed July 19, 2024
           File No. 333-279368
Dear Robert E. Hoffman:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Amendment No. 2 to Form S-4 filed on July 19, 2024
Opinion of Kintara's Financial Advisor
Discounted Cash Flow Analysis, page 151

1. We note your response to prior comment 4 and revised disclosure. Please further revise to discuss why the projections utilized by Kintara assumed that commercialization for IFX-
       2.0 would be able to begin in Q4 2026 and the milestones that will need to be satisfied in order for IFX-2.0 to achieve this timeline. Please also disclose the assumed market penetration for TuHURA's product candidates in all of the years included in the projections and disclose how much of TuHURA's projected revenue in 2028 to 2034 is attributed to IFX-2.0 and how much is attributed to TuHURA's other product candidates.
Special Protocol Assessment Agreement, page 295

2. We note your disclosure here of partial clinical hold correspondence received from the
 August 1, 2024
Page 2

       FDA related to IFx-Hu2.0. Please revise to provide more detail about this partial hold including a discussion of any communications you have had with the FDA related to the hold. Please also revise your prospectus summary, the risk factor appearing on page
       33 and the Information About TuHURA section to prominently disclose the partial hold, the reasons for the partial hold, current status and any related risks to investors.
Exhibits

3.     We note within Exhibit 23.2 that the auditor   s consent does not refer
to a specific report
       date and refers to April, 2024 while the report included on page F-2 is dated April 1,
       2024. Please provide a revised auditor   s consent that refers to the
correct audit report date
       that is also currently dated and signed by your auditors. Refer to Item 601(B)(23)(i)of
       Regulation S-K.
General

4. We note your response to comment 42 from our letter dated June 7, 2024 and your claim that you intend to retain REM-001. We continue to consider the response to comment
       42. However, in order to clarify the treatment of this business combination, please provide us with your accounting analysis of all relevant factors supporting your conclusion that the merger should be accounted for as a reverse recapitalization. As part of your analysis, clearly identify the factors that are indicative that Kintara is a shell company versus the factors that are indicative that it meets the definition of a business at the time of the merger, specifically addressing your ongoing activities and your funding arrangement with NIH.
       Please contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Steven M. Skolnick, Esq.